EXHIBIT B-4(i)(1)

                                   Loan No. E126T01

             MULTIPLE ADVANCE TERM LOAN SUPPLEMENT


THIS SUPPLEMENT to the Master Loan Agreement dated August 1,
1996 (the "MLA") , is entered into as of September 1, 1997 between CoBANK, ACB ("CoBank") and GOLD KIST INC., Atlanta, GA
(the "Company").

     SECTION 1. The Term Loan Commitment. On the terms and conditions set forth in the MLA and this Supplement, CoBank agrees to make loans to the Company from time to time during the period set forth below in an aggregate principal amount not to exceed $50,000,000.00 (the "Commitment"). Under the Commitment, amounts borrowed and later repaid may not be reborrowed.

     SECTION 2. Purpose. The purpose of the Commitment is to provide working capital to the Company and for fixed asset expenditures or general operating purposes.

     SECTION 3. Term. The term of the Commitment shall be from September 1, 1997, up to but not including December 31, 1997, or such later date as CoBank may, in its sole discretion, authorize in writing.

     SECTION 4. Interest. The Company agrees to pay interest on the unpaid principal balance of the loans in accordance with one or more of the following interest rate options, as selected by the Company:

     (A) Variable Rate Option. At a rate per annum equal at all times to the rate of interest established by CoBank from time to time as its National Variable Rate, which Rate is intended by CoBank to be a reference rate and not its lowest rate. The National Variable Rate will change on the date established by CoBank as the effective date of any change therein and CoBank agrees to notify the Company promptly after any such change.

     (B) Treasury Option. At a fixed rate equal to 1.25% per annum above the "U.S. Treasury Rate" (as hereinafter defined). Under this option, balances of $1,000,000 or more may be fixed on or before September 30, 1997 for periods ranging from one year to the final maturity date of the loan, as selected by the Company. Notwithstanding the foregoing, subsequent to September 30, 1997, if the spread between CoBank's cost of funds (as determined by CoBank in accordance with its methodology) and the U.S. Treasury Rate should widen from the spread in effect for the same period of time on the date hereof, then the spread over the U.S. Treasury Rate may be adjusted upward to reflect any such change. However, rates may not be fixed in such a manner as to require the Company to have to repay any fixed rate balance prior to the last day of its fixed rate period in order to pay any installment of principal. For purposes hereof, the "U.S. Treasury Rate" shall mean the yield to maturity on U.S. Treasury instruments having the same maturity date as the last day of the fixed rate period selected by the Company, as calculated from the bid price indicated by Telerate (page 5) at the time the rate is fixed. If, however, no instrument is indicated for the maturity selected, then the rate shall be interpolated based on the bid prices quoted for the next longest and shortest maturities so indicated. In the event Telerate ceases to provide such quotations or materially changes the form or substance of page 5 (as determined by CoBank), then CoBank will notify the Company and the parties hereto will agree upon a substitute basis for obtaining such quotations.

     The Company shall select the applicable rate option at the time it requests a loan hereunder and may, subject to the limitations set forth above, elect to convert balances bearing interest at the variable rate to one of the fixed rate options. Upon the expiration of any fixed rate period, interest shall automatically accrue at the variable rate unless the amount fixed is repaid or fixed for an additional period in accordance with the terms hereof. All elections provided for herein shall be made telephonically or in writing and must be received by 12:00 noon Company's local time. Interest shall be calculated on the actual number of days each loan is outstanding on the basis of a year consisting of 360 days and shall be payable quarterly in arrears by the 20th day of the month following the calendar quarter.

     SECTION 5. Promissory Note. The Company promises to repay the loans made under the commitment in 27 consecutive semi-annual installments of $1,785,000, and a final installment of $1,805,000 (or such other amount to repay the outstanding balance in full) with the first such installment due on June 1, 1999 and the last such installment due on December 1, 2012. If any installment due date is not a day on which CoBank is open for business, then such installment shall be due and payable on the next day on which CoBank is open for business. In addition to the above, the Company promises to pay interest on the unpaid principal balance hereof at the times and in accordance with the provisions set forth in
Section 4 hereof.

     SECTION 6. Prepayment. The loans may be prepaid in whole or in part on one CoBank business day's prior written notice. Unless otherwise agreed, all prepayments will be applied to principal installments in the inverse order of their maturity.

     SECTION 7. Commitment Fee. In consideration of the Commitment, the Company agrees to pay to CoBank a commitment fee of $12,500 which will be due on or before September 20, 1997 and a fee of 5 basis points (.05%) on each advance payable on the 20th of the month following the advance.

     IN WITNESS WHEREOF, the parties have caused this Supplement to be executed by their duly authorized officers as of the date shown above.


CoBank, ACB                   GOLD KIST INC.


By:   /s/ Porter Little       By:    /s/ Stephen O. West
Title:  Vice President        Title:  Treasurer



11542/Securities/Exhibit/Mult. Adv. Term Loan Supple